Exhibit 99.2

Share Information Common shares of Turquoise Hill Resources Ltd. are listed for trading under the symbol TRQ on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our website at www.turquoisehill.com

Interim Report for the three- and six-month periods ended June 30, 2013.

Share Capital

As at August 12, 2013, the Company had approximately 1.0 billion common shares issued and outstanding and warrants and stock options outstanding for approximately 82.0 million additional common shares.

Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Jason Combes Media: Tony Shaffer Suite 615-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@turquoisehill.com Tel: (604) 688-5755

INTRODUCTION

This discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three- and six-month periods ended June 30, 2013, and with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2012. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available under Turquoise Hill’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars, “A$” to Australian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 26.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 22.

The effective date of this MD&A is August 12, 2013.

OVERVIEW

TURQUOISE HILL ANNOUNCES FINANCIAL RESULTS

AND REVIEW OF OPERATIONS FOR THE SECOND QUARTER OF 2013

HIGHLIGHTS

—	Commissioning of the Oyu Tolgoi mine’s concentrator progressed during Q2’13, and by the end of Q2’13 the concentrator had consistently achieved throughput above 70%.

—	The concentrator is now consistently achieving throughput rates above 80% of design capacity.

—	Concentrator production is in stabilization and optimization phase and is expected to reach full capacity in the second half of 2013.

—	On July 9, 2013, Oyu Tolgoi commenced shipping concentrate to customers in China with an initial sale of approximately 5,800 tonnes of concentrate.

—	As of June 30, 2013, Oyu Tolgoi held 50,200 tonnes of concentrate inventory and is expected to produce between 75,000 and 85,000 tonnes of copper in concentrates for 2013.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

—	On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package.

—	Funding and development of the Oyu Tolgoi mine’s underground will be delayed until matters can be resolved with the Mongolian Government and a new timetable has been agreed.

—	Turquoise Hill and Rio Tinto continue to work with the Mongolian Government to reach a common understanding and satisfactorily resolve a range of outstanding issues.

—	Currently, approximately 89% of Oyu Tolgoi’s employees are Mongolian nationals and the number of Mongolian nationals in senior leadership roles is increasing.

—	Underground lateral development at Hugo North continued during Q2’13 with approximately 1,400 metres achieved; sinking of Shafts #2 and #5 progressed during Q2’13.

—	In Q2’13, SouthGobi produced approximately 170,000 tonnes of raw coal with a strip ratio of 15.55.

—	Production at Inova’s Starra 276 mine continued to ramp up during Q2’13 with over 59,000 tonnes of ore produced during June 2013, the expected monthly mining rate.

—	On August 6, 2013, $235 million was advanced to the Company in connection with the sale of its 50% stake in Altynalmas.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:

1.	Selected Quarterly Data

2.	Review of Operations

A.	Core Interests and Activities

i.	Mongolia – Oyu Tolgoi
ii.	Mongolia – SouthGobi
iii.	Australia – Inova
iv.	Kazakhstan – Altynalmas
v.	Other Exploration

B.	Corporate Activities

C.	Administrative and Other

3.	Liquidity and Capital Resources

4.	Share Capital

5.	Outlook

6.	Off-Balance-Sheet Arrangements

7.	Contractual Obligations

8.	Changes in Accounting Policies

9.	Critical Accounting Estimates

10.	Recent Accounting Pronouncements

11.	International Financial Reporting Standards

12.	Risks and Uncertainties

13.	Related-Party Transactions

14.	Changes in Internal Control over Financial Reporting

15.	Qualified Person

16.	Cautionary Statements

17.	Forward-Looking Statements and Forward-Looking Information

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

1. SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)		Quarter Ended

	Jun-30 2013	Mar-31 2013	Dec-31 2012	Sep-30 2012

Revenue	$46.9	$44.0	$41.6	$23.8
Cost of sales	(82.5)	(68.8)	(57.9)	(54.9)
Exploration, evaluation and other operating expenses	(74.0)	(32.7)	(131.7)	(55.3)
General and administrative	(17.0)	(15.8)	(23.7)	(18.3)
Write-down of carrying value of property, plant and equipment	(31.6)	-	(12.9)	(2.3)
Foreign exchange (losses) gains	(2.1)	(1.9)	(7.9)	13.9
Change in fair value of derivative	-	-	-	176.2
Change in fair value of embedded derivatives	3.3	0.7	0.6	12.9

Net (loss) income from continuing operations attributable to parent	(105.3)	(50.7)	(182.4)	114.3
Loss from discontinued operations attributable to parent	-	-	-	-

Net (loss) income attributable to parent	(105.3)	(50.7)	(182.4)	114.3

Basic (loss) income per share attributable to parent
Continuing operations	($0.10)	($0.05)	($0.18)	$0.12
Discontinued operations	$0.00	$0.00	$0.00	$0.00

Total	($0.10)	($0.05)	($0.18)	$0.12

Diluted (loss) income per share attributable to parent
Continuing operations	($0.10)	($0.05)	($0.18)	$0.12
Discontinued operations	$0.00	$0.00	$0.00	$0.00

Total	($0.10)	($0.05)	($0.18)	$0.12

	Jun-30 2012	Mar-31 2012	Dec-31 2011	Sep-30 2011

Revenue	$28.2	$40.2	$51.0	$60.5
Cost of sales	(49.7)	(30.4)	(44.2)	(54.0)
Exploration, evaluation and other operating expenses	(65.1)	(76.8)	(88.2)	(79.6)
General and administrative	(81.0)	(31.5)	(34.6)	(21.4)
Write-down of carrying value of property, plant and equipment	-	-	(16.6)	-
Financing costs	(164.4)	-	-	-
Foreign exchange gains (losses)	(8.7)	9.9	13.3	(35.6)
Change in fair value of derivative	18.5	-	-	-
Change in fair value of embedded derivatives	26.8	(0.8)	10.8	62.1
Gain on settlement of note receivable	-	-	-	103.0

Net (loss) income from continuing operations attributable to parent	(285.9)	(80.6)	(85.8)	16.4
Loss from discontinued operations attributable to parent	-	-	-	(9.1)

Net (loss) income attributable to parent	(285.9)	(80.6)	(85.8)	7.3

Basic (loss) income per share attributable to parent
Continuing operations	($0.35)	($0.10)	($0.04)	$0.02
Discontinued operations	$0.00	$0.00	$0.00	($0.01)

Total	($0.35)	($0.10)	($0.04)	$0.01

Diluted (loss) income per share attributable to parent
Continuing operations	($0.35)	($0.10)	($0.04)	$0.02
Discontinued operations	$0.00	$0.00	$0.00	($0.01)

Total	($0.35)	($0.10)	($0.04)	$0.01

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

2. REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on copper, gold and coal mines in Central Asia and the Asia Pacific region. Turquoise Hill’s principal operations at June 30, 2013 included the following:

—	A 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi), whose principal asset is the Oyu Tolgoi copper-gold mine in southern Mongolia.

—

A 57.6% interest in SouthGobi Resources Ltd. (SouthGobi), which is producing coal at the Ovoot Tolgoi mine in southern Mongolia and is conducting exploration and development programs at other Mongolian coal prospects.

—

A 56.4% interest in Inova Resources Limited (formerly Ivanhoe Australia Limited) (Inova), which is producing copper and gold at its Osborne processing plant and also is progressing its other projects in the Cloncurry region of Queensland, Australia.

—

A 50% interest in Altynalmas Gold Ltd. (Altynalmas), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in northeastern Kazakhstan. On August 6, 2013, $235 million was advanced to the Company in connection with the sale of its 50% stake in Altynalmas. Completion of the sales transaction remains subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

In Q2’13, Turquoise Hill recorded a net loss of $105.3 million ($0.10 per share), compared to a net loss of $285.9 million ($0.35 per share) in Q2’12, which was a decrease of $180.6 million. Results for Q2’13 included $46.9 million in revenue; $4.4 million in interest income; a $3.3 million change in the fair value of SouthGobi’s embedded derivatives and $76.9 million of net loss attributable to non-controlling interests. These amounts were offset by $82.5 million in cost of sales; $13.1 million in exploration and evaluation expenses; $60.8 million in other operating expenses; $17.0 million in general and administrative expenses; $6.9 million write-down of materials and supplies inventory; $31.6 million in write-down of property, plant and equipment; $7.7 million in interest expense; $2.1 million in foreign exchange losses and a $1.3 million share of loss of significantly influenced investees.

Turquoise Hill’s cash position, on a consolidated basis at June 30, 2013, was $103.3 million. As at August 12, 2013, Turquoise Hill’s consolidated cash position was approximately $146.3 million.

A.	CORE INTERESTS AND ACTIVITIES

The main activities of Turquoise Hill during Q2’13 were the progression of concentrator commissioning and concentrate production ramp up at the Oyu Tolgoi mining complex, coal production at SouthGobi’s Ovoot Tolgoi mine and copper and gold production at Inova’s Osborne complex.

In Q2’13, property, plant and equipment increased by $156.8 million (Q2’12: $716.7 million), excluding depletion, depreciation and write-downs. This increase comprised $179.7 million of capital additions offset by a $22.9 million foreign currency translation loss associated with translating the carrying value of Inova’s, a foreign subsidiary whose functional currency is Australian dollars, property, plant and equipment into U.S. dollars. The majority of the Q2’13 capital additions to property, plant and equipment were related to the Oyu Tolgoi mine ($174.6 million).

Exploration and evaluation expenses of $13.1 million in Q2’13 decreased by $24.3 million from $37.4 million in Q2’12. Exploration and evaluation expense mainly consists of activities at Inova (Q2’13: $6.3 million, Q2’12: $24.0 million), Oyu Tolgoi (Q2’13: $5.3 million, Q2’12: $8.9 million) and SouthGobi (Q2’13: $0.2 million, Q2’12: $2.1 million). Inova reduced its exploration and evaluation expenditures in Q2’13 as a result of the strategic review it released in August 2012. SouthGobi also reduced its exploration and evaluation expenditure in order to preserve its cash resources.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Other operating expenses of $60.8 million in Q2’13 increased by $33.1 million from $27.7 million in Q2’12. Other operating expenses include the following costs incurred by the Company’s subsidiaries: operational readiness costs, general and administrative expenses, and corporate social responsibility expenses.

MONGOLIA

OYU TOLGOI COPPER-GOLD MINE

The Company owns 66.0% of Oyu Tolgoi at August 12, 2013 (June 30, 2013: 66.0%).

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013.

During Q2’13, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $174.6 million (Q2’12: $650.3 million), which included development costs.

The Oyu Tolgoi mine initially is being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. In conjunction with the surface activities, a 95,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit.

Concentrator commissioning progresses and production ramp up continues during Q2’13

During Q2’13, commissioning of the concentrator progressed and concentrate production continued to ramp up. On July 9, 2013, Oyu Tolgoi commenced the shipping of concentrate to customers in China. The initial sale was for approximately 5,800 tonnes of concentrate. By the end of Q2’13, the concentrator had consistently achieved throughput above 70%. The concentrator is now consistently achieving throughput rates above 80% of design capacity. Recovery rates continue to improve (40 day averages as at August 9, 2013 were 80.7% for copper and 64.7% for gold) as operations at the concentrator stabilize. The production team is transitioning from a focus on achieving throughput rates and product quality to improvements in recovery rates. Concentrator production is now in a stabilization and optimization phase and is expected to reach design capacity in the second half of 2013.

As at September 1, 2013, the Oyu Tolgoi mine will have achieved the Commencement of Production, as defined in the October 2009 Investment Agreement between Turquoise Hill, Rio Tinto and the Government of Mongolia.

Oyu Tolgoi operational expectations for 2013

The Oyu Tolgoi mine will progressively ramp up during the second half of 2013 and is expected to produce between 75,000 and 85,000 tonnes of copper in concentrates for the year. The mine is expected to reach full capacity in the second half of 2013.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

As of June 30, 2013, Oyu Tolgoi held 50,200 tonnes of concentrate in inventory. Concentrate inventory will build to the equivalent of four to eight weeks of production with shipments of finished product matching production rates by the end of 2013, when up to 36 truck convoys are expected to leave the mine site on a weekly basis.

In Q2’13, a total of approximately 14.6 million tonnes of material was moved from the open pit, approximately 3.2 million tonnes of ore was moved to the stockpile, approximately 3.7 million tonnes of ore was delivered to the crusher and approximately 3.9 million tonnes of ore was processed by the concentrator. Open-pit production rates were reduced during Q2’13 using stockpiled (2.4 million tonnes) and in-pit broken ore in order to preserve cash. Open pit mining activities are expected to ramp back up in Q3’13.

Construction of the open pit and concentrator complex were completed during Q1’13 and mine infrastructure is substantially complete. The building of the Oyu Tolgoi-Gashuun Sukhait road to an existing toll road continues and is expected to be complete in January 2014. The diversion of the Undai River is progressing and is substantially complete. The final cost for the initial development and construction will be approximately $6.2 billion, excluding foreign-exchange exposures.

Long-term sales contracts had been entered into for 75% of the Oyu Tolgoi mine’s concentrate production over the first three to six years of production. A further contract was subsequently entered into for up to 25% of production. These contracts were conditional upon the Oyu Tolgoi mine achieving ore throughput of over 70% for 14 consecutive days. Oyu Tolgoi satisfied this production milestone in July 2013. Accordingly, contracts for up to 70% of total production are now enforceable, and sales under the terms of these contracts have commenced. However, for the remaining contract, the production condition was not met by the contracted deadline, and discussions are ongoing with the customer about the future of this sales contract. Oyu Tolgoi is currently delivering concentrate under long-term sales contracts and spot market sales.

Development of the Oyu Tolgoi underground during Q2’13

Underground lateral development at the Hugo North Deposit continued with approximately 1,400 metres achieved during Q2’13. At June 30, 2013, the total distance excavated was approximately 14.9 kilometres.

Sinking of Shaft #2 continued during Q2’13. The depth of the shaft was approximately 1,160 metres below surface, 91% of its final depth, at August 9, 2013. Development of the first of the shaft stations commenced during Q2’13. Sinking activity for Shaft #5, the primary ventilation shaft for underground operations, progressed during Q2’13 and was at a depth of approximately 200 metres below surface, 17% of its final depth, at August 9, 2013.

The feasibility study for the expansion of the Oyu Tolgoi mine is ongoing and expected to be complete in the first half of 2014. The feasibility study is assessing value engineering and optimization for the mine and will incorporate actual operating data as it becomes available.

Discussions with the Government of Mongolia

Turquoise Hill and its majority shareholder Rio Tinto plc (Rio Tinto) continue to have constructive discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement. The Company and Rio Tinto continue to work with the Government of Mongolia to reach a common understanding and satisfactorily resolve the outstanding issues.

Long-term funding

On April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms. These commitments will expire on December 12, 2013. In addition to the approval of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC), the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States. Turquoise Hill and Rio Tinto continue to be actively engaged with lenders to finalize project financing.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Discussions with the Government of Mongolia about project financing continue. The Company remains committed to project financing and is engaging with the Government of Mongolia with a goal of completing the transaction and beginning to draw from the facility by the end of 2013. However, funding and development of the Oyu Tolgoi mine’s underground will be delayed until matters with the Government of Mongolia can be resolved. Operations of the open-pit mine, commissioning of the concentrator and the ongoing export of concentrate from the Oyu Tolgoi mine will continue.

Oyu Tolgoi workforce

Employment at Oyu Tolgoi continues to focus on utilizing Mongolian men and women whose skills are being developed, and who are receiving training. Currently, approximately 89% of Oyu Tolgoi’s employees are Mongolian nationals. Additionally, the number of Mongolians in senior leadership roles is increasing with the recent appointment of a number of individuals to the Oyu Tolgoi executive management team. Mongolians now occupy nearly 50% of all superintendent and specialist-level positions and over 35% of manager/principal roles.

Development and exploration drilling continued in Q2’13

At Hugo North Lift #1, 3,381 metres of infill drilling were completed during Q2’13. The drilling program has been reduced to one drill rig as it nears completion. The drilling is designed to bring the first seven years of production into the measured resource confidence category and is continuing into Q3’13. Optimization of the 2012 Hugo Dummett North resource model is being undertaken and is expected to be completed in Q3’13.

During Q2’13, exploration drilling continued and approximately 1,600 metres of surface diamond drilling was completed by one drill rig on the Oyu Tolgoi mining licence. Additionally, the exploration target portfolio on the core licences was reviewed and reprioritized. The reviewed work program for 2013 is currently being scoped and resourced in detail.

Updating of the Heruga geology model continued during Q2’13. A new resource estimate is being developed to incorporate the Heruga North resource potential.

MONGOLIA

SOUTHGOBI RESOURCES

The Company owns 57.6% of SouthGobi at August 12, 2013 (June 30, 2013: 57.6%).

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi’s Ovoot Tolgoi mine is in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

As a result of the continued weakness of SouthGobi’s share price, Turquoise Hill conducted an impairment analysis whereby the carrying values of its property, plant and equipment related to the Ovoot Tolgoi mine were assessed. The analysis did not result in the identification of impairment. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

In Q2’13, SouthGobi recorded revenue of $0.4 million compared to $8.4 million in Q2’12. Revenue decreased primarily due to decreased sales volumes and a lower average realized selling price. In Q2’13, SouthGobi sold approximately 40,000 tonnes of coal at an average realized selling price of $14.40 per tonne compared to sales of approximately 158,000 tonnes of coal at an average realized selling price of $62.56 per tonne in Q2’12. In Q2’13, SouthGobi’s sales volume and average realized selling price were negatively impacted by the continued softness of the inland China coking coal markets closest to SouthGobi’s operations. Economic activity post transition in China’s leadership has been slower than expected. The Chinese steel industry has been particularly affected and, as a result, demand and prices for coking coal have been negatively impacted. SouthGobi’s average realized selling price was also negatively impacted by SouthGobi’s sales mix in Q2’13, which consisted of thermal coal.

In Q2’13, SouthGobi produced approximately 170,000 tonnes of raw coal with a strip ratio of 15.55 compared to approximately 270,000 tonnes of raw coal with a strip ratio of 4.31 in Q2’12. In Q2’13, SouthGobi primarily moved waste material (overburden) and exposed coal in the pit, aligning its operating activities to the significantly lower demand. SouthGobi’s strip ratio of 15.55 for Q2’13 will not be indicative of the strip ratio moving forward.

Cost of sales was $25.7 million in Q2’13, compared to $25.7 million in Q2’12. Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, costs related to idled mine assets, inventory write-downs, equipment depreciation, depletion of mineral properties and share-based compensation expense. As a result of the recommencement of mining operations at the Ovoot Tolgoi mine on March 22, 2013, costs related to idled mine assets decreased in Q2’13. However, the 2013 production plan does not fully utilize SouthGobi’s existing mine fleet, therefore, costs related to idled mine assets will continue to be incurred moving forward. In Q2’13, cost of sales included $5.8 million of costs related to idled mine assets (Q2’12: $15.6 million) and $17.2 million of inventory write-downs (Q2’12: $0.8 million). The decrease in cost of sales from Q2’12, excluding costs related to idled mine assets and inventory write-downs, was primarily due to lower sales volumes.

Coal processing infrastructure

In February 2012, SouthGobi successfully commissioned the dry-coal handling facility (DCHF) at the Ovoot Tolgoi mine. The DCHF has the capacity to process nine million tonnes of run-of-mine (ROM) coal per year. The DCHF includes a 300-tonne-capacity dump hopper, which receives ROM coal from the Ovoot Tolgoi mine and feeds a coal rotary breaker that sizes coal to a maximum of 50 millimetres and rejects oversize ash. The DCHF is anticipated to reduce screening costs and improve yield recoveries.

SouthGobi has received all permits to operate the DCHF. However, the 2013 mine plan considers limited utilization of the DCHF at the latter end of 2013 due to higher quality coals being mined that likely will not require processing through the DCHF. The 2013 mine plan assumes a conservative resumption of operations, designed to achieve a cost effective approach that will allow operations to continue on a sustainable basis.

SouthGobi has delayed construction to upgrade the DCHF to include dry air separation modules and covered load-out conveyors with fan stackers to take processed coals to stockpiles and enable more efficient blending. Uncommitted capital expenditures have been minimized to preserve SouthGobi’s financial resources.

To further enhance product value, SouthGobi has an agreement with Ejinaqi Jinda Coal Industry Co. Ltd (Ejin Jinda) to toll-wash coals from the Ovoot Tolgoi mine. Ejin Jinda’s wet washing facility is located in China approximately 10 kilometres from the Mongolia-China border crossing and approximately 50 kilometres from the Ovoot Tolgoi mine. Primarily, medium and higher-ash coals with only basic processing through Ovoot Tolgoi’s onsite DCHF will be transported from the Ovoot Tolgoi mine to the facility under a separate transportation agreement. Based on preliminary studies, SouthGobi expected coals processed through Ovoot Tolgoi’s onsite DCHF to then be washed to produce coals with ash in the range of 8% to 11% at a yield of 85% to 90%. However, SouthGobi is currently reassessing these preliminary studies. SouthGobi continues to expect that washed coals will generally meet semi-soft coking coal specifications.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SouthGobi has delayed plans to commence wet washing coals due to the current market conditions. The commencement of wet washing coals will be aligned with improvements in market conditions.

Governmental, regulatory and internal investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (IAAC) and the Mongolian State Investigation Office (SIA) regarding allegations against SouthGobi and some of its former employees and one current employee. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received notice that the IAAC investigation is complete. To date, three former SouthGobi employees and one current SouthGobi employee have been named as suspects in the IAAC investigation and are subject to a continuing travel ban imposed by the IAAC. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

The SIA has not accused any current or former SouthGobi employees of money laundering. However, three former SouthGobi employees have been informed that they have each been designated as “accused” in connection with the allegations of tax evasion and are subject to a travel ban. SouthGobi has been designated as a “civil defendant” in connection with the tax evasion allegations, and it may potentially be held financially liable for the criminal misconduct of its former employees, under Mongolian Law. SouthGobi has shown full cooperation with the investigation by providing relevant information. The relevant authorities are yet to conclude on this information. Accordingly, the likelihood or consequences for SouthGobi of a judgment against its former employees is unclear at this time.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create potential difficulties for SouthGobi in the medium to long term. SouthGobi is taking and intends to take all necessary steps to protect its ability to continue to conduct its business activities in the ordinary course.

Certain of the allegations raised by the SIA and IAAC against SouthGobi (concerning allegations of bribery, money laundering and tax evasion) have been the subject of public statements and Mongolian media reports, both prior to and in connection with the recent trial, conviction and appeal of the former Chairman and the former director of the Geology, Mining and Cadastral Department of the MRAM, and others. SouthGobi was not a party to this case. SouthGobi understands that the court process is now concluded following the decision of the Supreme Court of Mongolia to uphold the convictions.

A number of the media reports referred to above suggest that, in its decision, the Supreme Court in the above-mentioned case referred to two matters specifically involving SouthGobi Sands LLC.

In respect of the first matter, being an alleged failure to meet minimum expenditure requirements under the Mongolian Minerals Law in relation to four exploration licences, SouthGobi is investigating these allegations, but advises that three of the four licences were considered to be non-material and allowed to lapse between November 2009 and December 2011. The fourth exploration licence (licence 9442X) was cancelled on June 19, 2013 by the Supreme Court in the appeal of the above-mentioned case and is no longer held by SouthGobi. Activities historically carried out on this licence include drilling, trenching and geological reconnaissance. SouthGobi had no immovable assets located on this licence and it did not contain any of SouthGobi’s NI 43-101 reserves or resources. This licence did not relate to SouthGobi’s Ovoot Tolgoi mine and SouthGobi does not consider this licence to be material to its business.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The second matter referred to by the Supreme Court was an alleged impropriety in the transfer of Licence 5261X by SouthGobi Sands LLC to a third party in March 2010 in violation of Mongolian anti-corruption laws. SouthGobi understands that the Supreme Court has invalidated the transfer of this licence, and the licence is now held by the Government of Mongolia.

Through SouthGobi’s Audit Committee (comprised solely of independent directors), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations that have been raised. SouthGobi’s Audit Committee has the assistance of independent legal counsel in connection with its investigation. The Chair of SouthGobi’s Audit Committee is also participating in a tripartite committee, comprised of the Chair of SouthGobi’s Audit Committee, a representative of Rio Tinto and the Chair of the Company’s Audit Committee, which is focused on the investigation of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants have been engaged by this committee to assist it with its investigation. All of these investigations are ongoing but are not yet complete. Information that has been produced to the IAAC by SouthGobi has also been produced by the tripartite committee to Canadian and United States regulatory authorities that are monitoring the Mongolian investigations. SouthGobi continues to cooperate with all relevant regulatory agencies in respect of the ongoing investigations.

The investigations referred to above could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi, its affiliates, including the Company, or its current or former employees. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi.

Pending the completion of the investigations, SouthGobi, through its Board of Directors and new management, has taken a number of steps to focus ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

New Chief Commercial Officer

On July 31, 2013, SouthGobi announced the appointment of Brett Salt as Chief Commercial Officer and his resignation as a non-executive director, effective August 1, 2013.

AUSTRALIA

INOVA RESOURCES (formerly Ivanhoe Australia Limited)

Turquoise Hill owns 56.2% of Inova at August 12, 2013 (June 30, 2013: 56.4%).

Inova is producing copper and gold at the Osborne processing complex in north-western Queensland. Two other projects, the Merlin molybdenum-rhenium project and the Mount Elliott copper-gold project are in various stages of study. These projects are on granted mining leases.

Due to decreases in commodity prices and increases in mining costs, Turquoise Hill conducted an impairment analysis whereby the carrying value of the Osborne copper-gold operation’s asset group was assessed. The asset group’s recoverable amount was based on estimated future cash flows that assume the depletion of the Osborne copper-gold operation’s three underground mines – Kulthor, Osborne and Starra 276 – will continue until the end of 2016. Since the carrying value of the asset group was determined to be higher than its recoverable

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

amount, an impairment loss of $26.7 million, based on discounted estimated future cash flows associated with value beyond proven and probable reserves, was recorded during Q2’13. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

Inova recognized revenue of $46.5 million during Q2’13 (Q2’12: $19.8 million) from sales of concentrate and doré.

Cost of sales was $56.8 million in Q2’13, compared to $24.1 million in Q2’12. Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, inventory write-downs, equipment depreciation, depletion of mineral properties and share-based compensation expense. In Q2’13, cost of sales included $11.5 million of inventory write-downs (Q2’12: $7.9 million). The increase in cost of sales from Q2’12, excluding inventory write-downs, was primarily due to higher sales volumes.

In Q2’13, Inova incurred exploration and evaluation expenses of $6.3 million (Q2’12: $24.0 million) and other operating expenses of $2.8 million (Q2’12: $6.7 million). The Q2’13 reduction in expenditures from Q2’12 was a result of cost savings identified by the strategic review released in August 2012.

In Q2’13, Inova continued to explore its extensive and prospective leases in the Cloncurry region, north-western Queensland.

Osborne copper-gold operation

During Q2’13, Inova mined 365,149 tonnes of ore from the Osborne copper-gold operation’s three underground mines – Kulthor, Osborne and Starra 276. In 2013, Inova expects to mine between 1.4 million and 1.6 million tonnes of ore from these three mines.

Inova completed the development of the Starra 276 underground mine in February 2013. Mine production continued to ramp up during Q2’13 with the month of June 2013 recording over 59,000 tonnes of ore produced, the expected monthly mining rate from Starra 276.

In Q2’13, the Osborne copper-gold operation milled 393,251 tonnes of ore. Recovery rates averaged 85.7% for copper and 63.7% for gold, and the plant produced 21,801 dry metric tonnes of concentrate containing 5,451 tonnes of copper. A process improvement program was instigated to improve processing performance and recovery rates with the Starra 276 ore in the mill feed blend. Recoveries of copper and gold continued to improve during Q2’13, with June 2013 recovery rates of 88.2% for copper and 69.6% for gold. During Q2’13, gold production, in both concentrate and doré, totalled 6,459 ounces.

Merlin Molybdenum-Rhenium Project

The value engineering work program that aimed to enhance the Merlin project’s economics was finalized during Q2’13. The outcome from the work program supported the view that Merlin has the potential to be a low cost primary producer of molybdenum and rhenium and thus supports the continuation of further optimization work. This work is planned to lead ultimately to the output of a revised feasibility study. Inova also plans to source a strategic partner for the project.

Mount Elliott

During Q1’13, two holes were completed to test the higher grade (>0.8% copper equivalent) areas of the SWAN zone at the Mount Elliott project. This drilling completed a program of five holes that was commenced in Q4’12. Preparation of an update of the mineral resource model based on this new data and a review of the geology progressed and is expected to be ready for release in Q3’13. Additionally, work commenced on delineating identified mineralization at the surface of the SWAN zone suitable for open pit mining and leach processing. The results of this work are expected to be reported in a revised scoping study.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

KAZAKHSTAN

KYZYL GOLD PROJECT

Altynalmas, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

Turquoise Hill owns 50.0% of Altynalmas at August 12, 2013 (June 30, 2013: 50.0%).

Sale of stake in Altynalmas

On February 13, 2013, the Company announced that it had signed an agreement with Sumeru Gold BV (Sumeru) for the sale of the Company’s 50% interest in Altynalmas for total cash consideration of $300 million. Subsequently, on August 2, 2013, the Company announced that, in light of changes in the gold market, it had entered into an additional agreement with Sumeru in connection with the sale. The supplemental agreement reflects a conditionally reduced cash consideration of $235 million. On August 6, 2013, Sumeru satisfied a key condition of the revised transaction structure by advancing $235 million to the Company ahead of completion of the transaction. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

OTHER EXPLORATION

During Q2’13, Turquoise Hill reduced the size of its exploration team. Exploration groups in Indonesia and Mongolia focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses and rock sampling.

B.	CORPORATE ACTIVITIES

The Company signs binding term sheet with Rio Tinto for new funding package

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for a non-revolving bridge facility for up to $225 million that was set to mature on August 12, 2013 (Short-Term Bridge Facility). Amounts advanced to the Company under the Short-Term Bridge Facility bear interest at LIBOR plus 5%.

On August 6, 2013, $235 million was advanced to the Company in connection with the sale of its 50% interest in Altynalmas, and this amount was used to repay in full the $224.8 million principal then outstanding on the Short-Term Bridge Facility.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package. The Short Term Bridge Facility, which is now undrawn, was extended to enable the Company to drawdown against it in order to fund a cash call obligation for Oyu Tolgoi due on August 13, 2013 and until definitive agreements for the new bridge facility (New Bridge Facility) are finalized, which is expected to be on or around August 28, 2013. Rio Tinto has waived its right to exercise its option to convert all or any amounts outstanding under the Short-Term Bridge Facility into the Company’s common shares, and the New Bridge Facility is not convertible into any securities of the Company.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Under the New Bridge Facility, Rio Tinto will provide the Company with a secured $600 million bridge funding facility that matures on December 31, 2013. The New Bridge Facility will have a front end fee of $6 million, an interest rate of LIBOR plus 5% per annum on drawn amounts and a commitment fee of 2% per annum on undrawn amounts. The facility will be used initially to refinance any amounts outstanding under the Short-Term Bridge Facility and thereafter be used for the continued ramp up of phase one of the Oyu Tolgoi mine development.

Under the terms of the New Bridge Facility, in the event that the Oyu Tolgoi project financing funds are not available to repay the $600 million New Bridge Facility and the $1.8 billion interim funding facility, which both mature on December 31, 2013, the Company would be obligated to launch a rights offering, with a standby commitment from Rio Tinto, to close by the end of 2013, the proceeds of which would be used to repay both facilities.

C.	ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in Q2’13 were $17.0 million, a decrease of $64.0 million from Q2’12 ($81.0 million). Q2’12 included $17.8 million in severance payments made to the former management team and $19.4 million to terminate certain cost-sharing arrangements with companies associated with the Company’s former CEO. These costs and a $35.1 million decrease in non-cash stock-based compensation expense are the main reasons for the overall decrease in general and administrative costs.

Financing costs. The $168.7 million of financing costs in Q2’12 primarily relates to the $164.4 million non-cash fair value attributed to the Series D warrants that were issued to Rio Tinto.

Interest income. Interest income in Q2’13 of $4.4 million was consistent with Q2’12 ($4.8 million).

Interest expense. Interest expense in Q2’13 of $7.7 million was $5.7 million higher than Q2’12 ($2.0 million). Included in interest expense was $2.6 million (Q2:12 $nil) and $5.0 million (Q2’12: $1.6 million) of interest incurred on the interim funding facility and SouthGobi’s convertible debenture (net of amounts capitalized) respectively.

Foreign exchange losses. The $2.1 million foreign exchange loss during Q2’13 was mainly attributable to the weakening of the Canadian and Australian dollars against the U.S. dollar during the quarter.

Change in fair value of derivative. The $18.5 million change in fair value of derivative in Q2’12 related to the change in fair value of the rights offering liability associated with the Q2’12 rights offering.

Change in fair value of embedded derivatives. The change in fair value of the SouthGobi convertible debenture’s embedded derivative liability resulted in a $3.3 million gain during Q2’13. The conversion and interest payment features are considered embedded derivative liabilities that must be recorded at their fair value upon initial measurement and revalued at each subsequent reporting period.

Share of loss of significantly influenced investees. The $1.3 million share of loss of significantly influenced investees in Q2’13 represented Turquoise Hill’s share of Altynalmas’ loss.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

3. LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. The $197.9 million of cash used in operating activities in Q2’13 primarily was the result of $71.4 million in cash exploration, evaluation and other operating expenditures, $14.1 million in cash general and administrative expenditures and a $105.0 million change in non-cash operating working capital.

Investing activities. The $277.5 million of cash used in investing activities in Q2’13 predominately consisted of $292.6 million used for property, plant and equipment purchases. The purchases mainly related to construction activities at the Oyu Tolgoi mine ($285.4 million), the Ovoot Tolgoi mine ($1.4 million) and Inova ($5.6 million).

Financing activities. The $1.1 million in cash provided by financing activities mainly was attributable to proceeds received from the exercise of stock options.

Liquidity and capital resources

At June 30, 2013, Turquoise Hill had cash and cash equivalents of $103.3 million (December 31, 2012: $1.2 billion) and a consolidated working capital deficiency of $1.6 billion (December 31, 2012: $1.2 billion). In July 2012, the Company raised net proceeds of $1.7 billion from the rights offering. As planned, the Company used these proceeds to advance the construction and development of the Oyu Tolgoi mine. The consolidated working capital deficiency is largely a result of the approximate $1.8 billion interim funding facility due to Rio Tinto being classified as a current liability because of its December 31, 2013 maturity date.

In 2010, Rio Tinto provided the Company with a $1.8 billion interim funding facility to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility matures on December 31, 2013 and is subject to earlier mandatory repayment from the expected proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

The Memorandum of Agreement signed with Rio Tinto on April 17, 2012 established Rio Tinto’s support for a series of funding measures related to the Oyu Tolgoi mine. The Memorandum of Agreement included provisions for the Company and Rio Tinto to act together in good faith to negotiate project financing of $3 billion to $4 billion. As part of the Memorandum of Agreement, the Company and Rio Tinto agreed that the Rio Tinto Treasurer would have the exclusive authority to direct all aspects of the negotiation of the Oyu Tolgoi project financing package.

In late February 2013, the boards of the EBRD and the IFC approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States.

The Company’s ability to complete project financing is subject to a number of factors, some of which are beyond its control. A number of issues have been raised by the Government of Mongolia regarding the Oyu Tolgoi mine. The Company and Rio Tinto continue to have discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement.

The project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia. The Company remains committed to project financing and is engaging with the Government of Mongolia with a goal of completing the transaction and beginning to draw from the facility by the end of 2013. However, funding and development of the Oyu Tolgoi mine’s underground will be delayed until matters with the Government of Mongolia can be resolved and a new timetable has been agreed. Operations of the open-pit mine, commissioning of the concentrator and the ongoing export of concentrate from the Oyu Tolgoi mine will continue. Given the issues raised by the Government of Mongolia along with the ongoing negotiations with the banks, there is no assurance that the project financing will be put in place.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package. Additionally, on August 6, 2013, the Company received a $235 million advance payment in connection with the sale of its 50% stake in Altynalmas.

The Company believes that based on its current cash position, the availability of components of the new funding package, the value of investments in publicly-traded subsidiaries and the planned project financing package, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Carrying out the development and exploration of the Oyu Tolgoi mine and the various other mineral properties in which Turquoise Hill holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Turquoise Hill operates in some regions of the world that are prone to economic and political instability, which may make it more difficult for the Company to obtain debt financing from project lenders. Additionally, the interim funding facility, contains covenants prohibiting the Company from creating, incurring or permitting to remain outstanding any indebtedness other than certain permitted indebtedness. As a result of these restrictions, the Company may not incur indebtedness for borrowed money or issue debt securities or other securities convertible into debt securities during the term of the interim funding facility unless it obtains a waiver from Rio Tinto permitting the incurrence of such indebtedness or the issuance of such securities. There can be no assurance that Rio Tinto would be prepared or willing to waive these restrictions. Failure to obtain additional financing on a timely basis may cause Turquoise Hill to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

SouthGobi expects to have sufficient liquidity and capital resources to meet its ongoing obligations and future contractual commitments, including interest payments due on its convertible debenture, for at least twelve months from the end of the June 30, 2013 reporting period. SouthGobi expects its liquidity to remain sufficient based on existing capital resources and estimated income from mining operations. Estimated income from mining operations is subject to a number of external market factors, including supply and demand and pricing in the coal industry. SouthGobi continues to minimize uncommitted capital expenditures and exploration expenditures in order to preserve its financial resources. At June 30, 2013, SouthGobi had available cash reserves of $19.2 million.

SouthGobi has in place a planning, budgeting and forecasting process to help determine the funds required to support its normal operations on an ongoing basis and its expansionary plans. Factors that could impact SouthGobi’s liquidity are monitored regularly and include, but are not limited to, Chinese economic growth, market prices of coal, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where SouthGobi operates and exploration and discretionary expenditures.

Factors currently creating uncertainty for SouthGobi’s operations include the continued softness of inland China coking coal markets; ongoing governmental, regulatory and internal investigations; and the Notice of Investment Dispute filed by SouthGobi on the Government of Mongolia pursuant to the Bilateral Investment Treaty between Singapore and Mongolia.

During Q2’13, SouthGobi and China Investment Corporation (CIC) mutually agreed upon a three month deferral of the convertible debenture’s semi-annual $7.9 million cash interest payment due on May 19, 2013. The $7.9 million cash interest payment is now due on August 19, 2013. The mutually agreed upon deferral of the cash interest payment did not trigger an event of default and all other terms of the convertible debenture remain unchanged.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

In Q1’13, SouthGobi was subject to orders imposed by the IAAC which placed restrictions on certain of SouthGobi’s Mongolian assets. The orders were imposed on SouthGobi in connection with the IAAC’s investigation of SouthGobi. The SIA also continues to enforce the orders on SouthGobi.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default of SouthGobi’s convertible debenture. This matter remains under review by SouthGobi and its advisers, but to date, it is SouthGobi’s view that this would not result in an event of default as defined under the convertible debenture’s terms. However, in the event that the orders result in an event of default of SouthGobi’s convertible debenture that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on SouthGobi’s activities.

Historically, Inova’s principal source of funds has been from equity issues. In addition, Inova generates income from the sale of copper and gold in both concentrate and doré form. Inova’s working capital requirements are dependent on generating positive cashflows from its Osborne copper-gold operations. These cashflows may vary from expectations due to changes in production, costs and external market factors. Inova will consider various forms of funding, including the sale of project interests, equity issuances and/or debt issuances, should operating cashflows be insufficient to meet its liquidity needs. Inova may also require additional funding to progress its development projects. At June 30, 2013, Inova had available cash reserves of $30.0 million.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	June 30, 2013	December 31, 2012

Financial Assets
Cash and cash equivalents	$103,311	$1,162,884
Short-term investments	-	15,000
Held-for-trading:
Long-term investments	718	1,455
Other long-term investments	-	10,140
Available-for-sale:
Long-term investments	35,253	36,017
Other long-term investments	251,148	260,472
Cost method:
Long-term investments	9,786	16,234
Loans and receivables:
Accounts receivable	19,961	26,460
Due from related parties	2,915	1,672

Investments subject to significant influence
Long-term investments	14,720	13,166

Financial Liabilities
Accounts payable and accrued liabilities	416,400	755,705
Payable to related parties	163,718	185,462
Interim funding facility and interest payable	1,811,352	1,824,109
Convertible credit facility debt host contract and interest payable	105,923	99,898

Derivatives
Convertible credit facility embedded derivative liability	4,786	8,876

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

—

Long-term investments - Fair values of freely tradeable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Whereas, fair values of long-term investments with trading restrictions were determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

—	Other long-term investments - Fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

—	Convertible credit facility embedded derivative liability - Fair value was determined using a Monte Carlo simulation valuation model.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Three Months Ended, June 30,		Six Months Ended, June 30,
	2013	2012	2013	2012
Unrealized losses on long-term investments	$(473)	$(2,282)	$(468)	$(2,654)

Unrealized gains on other long-term investments	-	2,042	238	10,915

Change in fair value of derivative	-	18,506	-	18,506

Change in fair value of embedded derivatives	3,343	26,771	4,091	25,995

The total other comprehensive income and loss includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Three Months Ended, June 30,		Six Months Ended, June 30,
	2013	2012	2013	2012
Unrealized gains (losses) on available-for-sale equity securities	$3,348	$(22,205)	$(284)	$(23,922)

Unrealized (losses) gains on available-for-sale debt securities	(1,588)	1,498	(12,213)	26,046

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia, China and Australia.

Turquoise Hill is exposed to interest-rate risk with respect to the variable rates of interest incurred on the Rio Tinto interim funding facility and cash and cash equivalents. Interest-rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

4. SHARE CAPITAL

As at August 12, 2013, the Company had a total of:

o	1,005,998,892 common shares outstanding;

o

7,733,885 incentive stock options outstanding, with a weighted average exercise price of C$15.49 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share; and

o	74,247,460 share purchase warrants exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

5. OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding; base and precious metal prices; coal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 3—LIQUIDITY AND CAPITAL RESOURCES on page 15 of this MD&A.

Commodity prices and 2013 production

Commodity prices are a key driver of Turquoise Hill’s future earnings. Current copper and gold prices are well above historic averages but have experienced ongoing volatility in Q2’13 as a result of macroeconomic concerns. The London Metals Exchange (LME) copper price in Q2’13 ranged from $3.01 per pound to $3.42 per pound and averaged $3.24 per pound. Copper is currently trading at approximately $3.26 per pound, slightly above the Q2’13 average, but remains above its marginal cost of production supported by supply constraints.

The copper market is in surplus with LME inventories at the highest level in 10 years. The slight surplus in the copper market is likely to persist into the next 12 months, with new mine supply volume coming online and few signs of strong demand acceleration. Further out we expect significant supply challenges, with copper miners continuing to face declining grades, stakeholder pressures and project delays.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, Iong-term sales contracts have been signed on a substantial portion of the Oyu Tolgoi mine’s concentrate production.

Economic activity post transition in China’s leadership has been slower than expected. The Chinese steel industry has been particularly affected and, as a result, demand and prices for coking coal have been negatively impacted. Certain coal price indices in China have reached four year lows and coal consumption and production in regions close to the Mongolian border have dropped significantly year-on-year. There has been a 36% drop year-on-year to June 30, 2013 in Mongolian coal exports to China. Current sentiment indicates that market conditions will remain challenging for the remainder of the year. The longer term outlook is more positive; however, the timing of any recovery in 2014 remains uncertain and dependent on the Chinese economy.

SouthGobi resumed operations at the Ovoot Tolgoi mine on March 22, 2013 after having been fully curtailed since the end of Q2’12. The recommencement of operations has taken place without incident. In Q2’13, SouthGobi primarily moved waste material (overburden) and exposed coal in the pit, aligning its operating activities to the significantly lower demand. Subsequent to the end of Q2’13, SouthGobi entered into a coal supply agreement with Winsway Coking Coal Holdings Limited (Winsway), an integrated logistic services provider, for the sale of 1.2 million tonnes of standard semi-soft coking coal product in 2013. Pricing for the coal to be sold under this contract will be based upon a floating monthly index. This agreement reaffirms SouthGobi’s longstanding relationship with Winsway, a key customer, as SouthGobi continues to focus on its 2013 commercial objectives. In addition, two small spot market sales were concluded subsequent to June 30, 2013 and discussions with other potential customers are ongoing.

The rate of production in the second half of 2013 is expected to increase as SouthGobi makes further sales and provides contractual tonnages under the Winsway coal supply agreement. SouthGobi is focused on delivering on its commercial strategy and targets. However, as market conditions in China’s coking coal markets are expected to remain challenging in the short term, SouthGobi is withdrawing its production guidance of 3.2 million tonnes of semi-soft coking coal for the current year.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

While SouthGobi has a predominantly two product strategy of a premium and standard semi-soft coking coal product from the Ovoot Tolgoi mine, the capability to begin supplying a washed semi-soft coking coal product is an important step in improving both SouthGobi’s market position and access to end customers. SouthGobi has had to modify its plans and delay production of the washed product. The timing for washing will be aligned with improvements in market conditions for this type of product. SouthGobi is, however, planning to mine some premium semi-soft coking coal product as a raw coal in 2013.

SouthGobi has been minimizing uncommitted capital expenditures, exploration and operational expenditures in order to preserve its financial resources. For at least twelve months from the end of the June 30, 2013 reporting period, SouthGobi expects its liquidity to remain sufficient based on existing capital resources and estimated income from mining operations. Estimated income from mining operations is subject to a number of external market factors, including supply and demand and pricing in the coal industry.

Inova continues to focus on reducing its production costs and other costs. The Starra 276 mine continued to ramp up production during each month of Q2’13 with over 59,000 tonnes of ore produced in June 2013. The June ore production from Starra 276 is in line with the planned requirements for the remainder of 2013. Increased ore volumes are expected to be processed through the Osborne facility following the successful ramp up of Starra 276, which is expected to produce higher volumes of copper-gold concentrate. Increased production together with further cost reductions are expected to reduce the unit cost of production.

As a producer of copper and gold in concentrate, Inova’s ability to generate positive operating results depends heavily on the prevailing prices for copper and gold. The concentrate produced contains predominantly copper by value. In 2013, Inova expects to mine between 1.4 million and 1.6 million tonnes of ore.

Exchange Rates

SouthGobi’s coal sales and Inova’s concentrate sales generally are settled in U.S. dollars, while a significant portion of their expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on Turquoise Hill’s operating margins, unless such fluctuations are offset by related changes to commodity prices.

Turquoise Hill holds a portion of its cash resources in currencies other than the U.S. dollar. Turquoise Hill expects to incur future expenditures in currencies in addition to the U.S. dollar, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly, given the recent volatility in foreign-exchange rates.

6. OFF-BALANCE-SHEET ARRANGEMENTS

During the three months ended June 30, 2013, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

7. CONTRACTUAL OBLIGATIONS

As at June 30, 2013, there were no significant changes in Turquoise Hill’s contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2012.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

8. CHANGES IN ACCOUNTING POLICIES

In February 2013, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance was updated to improve the reporting of reclassifications out of accumulated other comprehensive income. The updated guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2013.

9. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2012.

10. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2013, ASC guidance was issued to clarify foreign currency matters as they relate to the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2014.

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Turquoise Hill has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Turquoise Hill is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under U.S. Securities and Exchange Commission (SEC) regulations. Turquoise Hill files its financial statements with Canadian and U.S. securities regulators in accordance with U.S. GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards (NI 52-107) which allows Canadian public companies that are also SEC registrants to prepare their financial statements in accordance with U.S. GAAP. Under NI 52-107 there is no requirement to provide a reconciliation of the U.S. GAAP financial statements to IFRS. Consequently, Turquoise Hill was not required to convert to IFRS effective January 1, 2011.

12. RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2012. For more information regarding risks associated with or resulting from the Company’s contractual and other relationships with Rio Tinto, see also Section 3—LIQUIDITY AND CAPITAL RESOURCES.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

13. RELATED-PARTY TRANSACTIONS

Related party transactions with Rio Tinto

On January 24, 2012, Rio Tinto announced that it had increased its stake in the Company to 51.0% from 49.0%. As at June 30, 2013, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2012: 50.8%).

The following table presents the consolidated balance sheet line items which include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

(Stated in $000’s of dollars)	June 30, 2013	December 31, 2012

Cash and cash equivalents (i)	$-	$970,591
Due from related parties	1,442	496
Payable to related parties:
Management services payment (ii)	(99,750)	(91,175)
Cost recoveries (iii)	(63,945)	(94,226)
Interest payable on long-term debt	(12,348)	(25,105)
Interim funding facility	(1,799,004)	(1,799,004)

	$(1,973,605)	$(1,038,423)

The following table summarizes transactions with Rio Tinto by their nature:

(Stated in $000’s of dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Interest income on demand deposits (i)	$777	$-	$5,681	$-
Costs recoveries - Turquoise Hill	716	-	1,286	-

Financing costs:
Front end fees	(1,125)	(15,000)	(1,125)	(15,000)
Commitment fees	(3,793)	(3,174)	(10,356)	(4,231)
Interest expense	(30,857)	(24,723)	(61,467)	(38,127)
Management services payment (ii)	(5,294)	(9,769)	(8,574)	(19,126)
Costs recoveries - Rio Tinto (iii)	(21,819)	(27,250)	(45,199)	(41,568)

	$(61,395)	$(79,916)	$(119,754)	$(118,052)

(i)

Cash and cash equivalents at December 31, 2012 included two deposits with Rio Tinto totalling $970.6 million that earned interest at LIBOR plus 3.25% and were required to be repaid, in whole or in part, to the Company on demand.

One deposit of $274.2 million was terminated by Rio Tinto on March 1, 2013 in accordance with the terms of the deposit arrangement. The remaining $696.4 million on deposit was fully repaid by May 22, 2013.

During Q2’13, interest income of $0.8 million (Q2’12 - $nil) was earned on amounts deposited with Rio Tinto.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to 1.5% of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 until the Oyu Tolgoi mine achieves the Commencement of Production as defined in the Investment Agreement. The Oyu Tolgoi mine will achieve the Commencement of Production on September 1, 2013. Thereafter, the 1.5% factor increases to 3.0%.

The management services payment is being accrued until the Oyu Tolgoi mine achieves the Commencement of Production which will be on September 1, 2013. At this point in time, the accrued amount as at June 30, 2013 will be paid, and thereafter the management services payment will be payable quarterly in arrears.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other related party transactions

The following table summarizes transactions with related parties which were primarily incurred on a cost-recovery basis with a company affiliated with Turquoise Hill or companies related by way of directors, officers or shareholders in common. The table summarizes related party transactions by related party:

(Stated in $000’s of dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Global Mining Management Corporation (i)	$178	$12,058	$620	$15,616
Robert Friedland related entities (ii)	-	19,350	-	21,225

	$178	$31,408	$620	$36,841

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due from related parties and amounts payable to related parties at June 30, 2013, included $1.5 million and $nil, respectively (December 31, 2012 - $1.2 million and $0.1 million, respectively), which were due from/to a company affiliated with Turquoise Hill or companies related by way of directors, officers or shareholders in common.

(i)

Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is the Company. An officer of the Company is a director of Global’s parent company. Additionally, up until May 10, 2013, Global had a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(ii)

Robert Friedland beneficially owned more than 10% of the Company until late April 2013 and was the Company’s CEO up until April 17, 2012. Turquoise Hill had various service arrangements with certain private companies 100%-owned by Mr. Friedland. These arrangements were on a cost-recovery basis and included aircraft rental, administration and other office services out of London, England and Singapore. The cost-sharing arrangements with these entities were terminated in April 2012, and a payment of $19.4 million was made to settle all obligations.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Turquoise Hill has a 50% interest in Altynalmas. During Q2’13, the Company recognized $1.3 million (Q2’12 - $1.2 million) in interest income on its shareholder loan balance with Altynalmas.

14. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended June 30, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15. QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by AMC Consultants as Mining Manager and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as a Principal Geologist. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

16. CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2012, and other continuous disclosure documents filed by the Company since January 1, 2013, under Turquoise Hill’s profile on SEDAR, at www.sedar.com.

NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SEC. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

17. FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Turquoise Hill to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and goals and the environment in which Turquoise Hill will operate in the future, including the price of copper and gold, anticipated capital and operating costs, the ability to complete the disposition of certain of its non-core assets, such as Turquoise Hill’s 50% interest in Altynalmas Gold Ltd., the ability and timing to complete project financing, and the evolution of discussions between Turquoise Hill and Rio Tinto with the Government of Mongolia on a range of issues relating to the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, legal and political risks in Mongolia, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities, litigation risks, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although Turquoise Hill has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

With respect to specific forward-looking information and statements concerning the construction, development and prospects of the Oyu Tolgoi mine, Turquoise Hill has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction of mining and processing facilities; the impact of changes in interpretation of, or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of necessary environmental and other government permits, and the timing of those permits; the availability of

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

funding on reasonable terms; the timing and availability of a coal-fired power plant for Oyu Tolgoi mine; projected copper and gold prices and demand; anticipated yearly production of copper and gold at the Oyu Tolgoi mine; and the development and concentrator nameplate capacity of the project’s second phase of development expansion and associated costs.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” elsewhere in the Company’s MD&A. Except as required by law, Turquoise Hill does not assume the obligation to revise or update these forward-looking statements and forward-looking information after the date of this document or to revise them to reflect the occurrence of future unanticipated events.